Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation
CDK Global Holdings, LLC	Delaware
CDK Global Holdings II, LLC	Delaware
CDK Global, LLC	Delaware
CDK Global International Holdings, Inc.	Delaware
CDK Global (UK) LP	United Kingdom
CDK Global Holdings (UK) Limited	United Kingdom
CDK Global (UK) Limited	United Kingdom
CDK Global (Netherland) BV	Netherlands
CDK Global (Canada) Holding Co.	Nova Scotia
CDK Global (Canada) Limited	Canada
CDK Data Services, Inc.	Texas
CDK Vehicle Registration, Inc.	California
Computerized Vehicle Registration	California

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted the names of particular subsidiaries because the unnamed subsidiaries would not have constituted a significant subsidiary as of June 30, 2019.